                                                                    EXHIBIT 10.2

      Portions of this Exhibit have been redacted and are the subject of a confidential treatment request filed with the Secretary of the Securities and Exchange Commission.

                       MANUFACTURING AND SUPPLY AGREEMENT

      THIS MANUFACTURING AND SUPPLY AGREEMENT ("Agreement") is made effective as of June 4, 2004 ("Effective Date"), by and between OSI Pharmaceuticals, Inc., a Delaware corporation, having its executive offices at 58 South Service Road, Melville, NY 11747, together with its Affiliates as permitted in the Collaboration Agreement ("OSI"), and Genentech, Inc., a Delaware corporation, having its principal place of business at One DNA Way, South San Francisco, California 94080, together with its Affiliates as permitted in the Collaboration Agreement ("Genentech"). OSI and Genentech are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                                   BACKGROUND

      WHEREAS, OSI and Genentech entered into a Development and Marketing Collaboration Agreement on January 8, 2001, as amended on June 4, 2004 (the "Collaboration Agreement"), pursuant to which, among other things, the Parties agreed to enter into a Manufacturing and Supply Agreement;

      WHEREAS, OSI and Genentech wish to set the terms and conditions in this Agreement under which OSI shall provide Clinical Supplies and Commercial Supplies of Licensed Product for the completion of preclinical work, clinical trials and, upon approval by the FDA, sale of Licensed Products in the Territory;

      NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

                                   ARTICLE 1.
                                   DEFINITIONS

The following terms, whether used in the singular or plural, shall have the meanings assigned to them below for purposes of this Agreement. Other capitalized terms that are used in this Agreement and not defined in this Section are defined in the Collaboration Agreement.

      1.1 "API" means the bulk form of the Licensed Product that has been manufactured by OSI or an Acceptable Contract Manufacturer pursuant to this Agreement, and that has been manufactured in compliance with cGMP and conforms to the API Specifications.

      1.2 "API Specifications" means specifications developed for API, including, without limitation, testing methods and acceptance criteria, as approved by the FDA.

      1.3 "Acceptable Contract Manufacturer" shall mean the third party manufacturers approved in accordance with the provisions of Section 4.1.

      1.4   "Assumption Notice" shall have the meaning set forth in Section
            6.2.4 below.

      1.5 "Batch" means the quantity of API or Finished Product produced from a single run.

      1.6 "Certificate of Compliance" means, as further specified in the Quality Agreement, a document prepared by OSI for each shipment that contains the following minimum information: (a) manufacturing date, and OSI Lot number, (b) expiration date, and (c) certification that such Finished Product was manufactured in accordance with cGMP, the API Specifications and the Finished Product Specifications. The Parties shall from time to time agree upon a format for the Certificate of Compliance to be used under this Agreement.

      1.7 "Clinical Requirements" means the quantities of Finished Product and Placebo needed for the conduct of pre-clinical and/or clinical studies (including any post-marketing clinical studies, regardless of how they are accounted for in Exhibit B to the Collaboration Agreement) of the Licensed Product in the Territory.

      1.8 "Collaboration Agreement" shall have the meaning set forth in the preamble to this Agreement.

      1.9 "Commercial Requirements" means the quantities of Finished Product needed for the promotion and sale of Licensed Product in the Territory.

      1.10 "Commercially Reasonable Efforts" means prompt efforts and resources consistent with prudent business judgment.

      1.11 "Effective Date" means the date set forth in the first paragraph of this Agreement and shall be the effective date of this Agreement.

      1.12 "Facility" means any facility approved by the Joint Project Team at which API or Finished Product is manufactured, packaged, labeled, stored or shipped.

      1.13 "Finished Product" means packaged, labeled final dosage units of the Licensed Product that has been manufactured in compliance with cGMP and conforms to the Finished Product Specifications.

      1.14 "Finished Product Specifications" means specifications for Finished Product, including, without limitation, testing methods, packaging, labeling, dosage and acceptance criteria, as approved by the FDA.

      1.15 "Lot Number" means OSI's unique identifying number for each Batch of Finished Product or Placebo.

      1.16 "Manufacturing Documentation" means all documents and records describing or otherwise related to the Manufacturing Process or any part of the Manufacturing Process, including, without limitation, documents and records consisting of or containing piping and instrumentation diagrams, software logic and descriptions, batch records, standard operating procedures, including, without limitation, standard

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

            operating procedures for in-process quality control testing, facility layout schematics, equipment and instrumentation specifications and process trend and variability data.

      1.17 "Manufacturing Process" means the production process for the manufacture of API and/or Finished Product, as such process may be changed from time to time.

      1.18 "Market Launch" means for purposes of forecasting, that period of time that begins on the Effective Date and ends the date that is ** following the date Commercial Supplies are first shipped to wholesalers.

      1.19 "Outbound Costs" means any outbound costs associated with the delivery of Finished Product or Placebo, including without limitation freight, duty, insurance and, if required, warehousing.

      1.20 "Placebo" means an inactive formulation simulating the Finished Product, for use in clinical and/or pre-clinical studies.

      1.21 "Quality Agreement" means, as applied to Clinical Supplies, the December 4, 2002 Good Manufacturing Practices (GMP) Quality Agreement between the Parties and, upon execution of the Quality Agreement currently being negotiated between the Parties relating to specific details of the manufacture of Clinical and Commercial Supplies, the latter Quality Agreement only.

      1.22 "Recall" means a recall, market withdrawal or correction relating to Finished Product.

      1.23  "Remedial Plan" shall have the meaning set forth in Section 6.2.1.

      1.24 "Rolling Monthly Forecast" means a rolling twelve (12) month forecast specifying Genentech's Commercial and Clinical Requirements, broken down by quantity of each dosage strength, starting with the calendar month following the due date of such forecast.

      1.25  "Supply Chain Group" shall have the meaning set forth in Section
            3.1.

      1.26 "Three Year Forecast" means a three (3) year annual non-binding forecast of Genentech's Clinical Requirements and Commercial Requirements, broken down by quantity of each dosage strength, starting with the calendar year following the due date of such forecast broken down by month, and the second calendar year following the due date broken down by quarter.

      1.27  "Triggering Events" shall have the meaning set forth in Section 6.1.

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      1.28  "Tripartite Agreement" shall have the meaning set forth in Recital 6 of the Collaboration Agreement.

                                   ARTICLE 2.
                     SUPPLY OF FINISHED PRODUCT AND PLACEBO

      2.1 Subject to OSI's and Genentech's compliance with the terms and conditions set forth in this Agreement, the Collaboration Agreement and the Quality Agreement, OSI shall supply to Genentech, during the Term and in the Territory, and Genentech agrees to purchase from OSI, all of Genentech's Clinical Requirements and Commercial Requirements in the Territory, except as set forth in Article 6. Finished Product shall be supplied in varying dosage strengths and presentations, including ** tablets, unless otherwise agreed by the Parties. The foregoing obligation to supply shall include, but not be limited to, the manufacture of API, the manufacture of tablets from such API, the manufacture of Placebo, and the labeling, packaging and shipping of Finished Product and Placebo.

                                   ARTICLE 3.
                             SUPPLY CHAIN MANAGEMENT

      3.1 Formation of the Supply Chain Group. Within thirty (30) days of the Effective Date, the Parties will establish a Supply Chain Group (the "SCG") to oversee and manage the supply of Finished Product and the other activities set forth in this Agreement. Each of OSI and Genentech shall appoint up to five (5) representatives to the SCG. Such representatives will include individuals with expertise and responsibilities in the areas of manufacturing, supply chain management, quality control, quality assurance and regulatory affairs. Either Party may replace any or all of its representatives at any time upon prior written notice to the other Party.

      3.2 Responsibilities of the Supply Chain Group. The SCG shall perform the following functions:

            3.2.1 determine minimum safety stocks of Finished Product and minimum inventory levels to be maintained by each of OSI and Genentech;

            3.2.2 review and discuss OSI's internal strategy for inventory management and for the supply process, relating to the supply of Finished Product to Genentech, in the manner contemplated by this Agreement;

            3.2.3 review and discuss Genentech's forecasts and the delivery schedules for Finished Product; and

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                                       4

            3.2.4 performing such other tasks and undertaking such other responsibilities, to the extent related to or within the SCG's purview, as may be specifically delegated to the SCG by the Joint Project Team.

      3.3 Chairperson of the SCG. The SCG shall be chaired by an OSI member of the SCG, as selected by OSI. The responsibilities of the SCG Chairperson shall be determined by the SCG but shall in any event include the following: (i) setting meeting agendas; (ii) calling emergency meetings of the SCG upon the request of either Party;
            (iii) coordinating presentation of disputes between members of the SCG to the Joint Project Team pursuant to Section 3.4 herein; and
            (iv) recording, preparing and, within a reasonable time, issuing minutes of the SCG meetings, which meeting minutes shall be submitted for approval by the members of the SCG. The SCG Chairperson's additional responsibilities and authority shall be limited to administrative matters and such SCG Chairperson shall not have the right or authority to make decisions for the SCG itself.

      3.4 Meetings and Decisions of the Supply Chain Group. The SCG will meet monthly or more frequently as agreed by the SCG. The SCG will keep the Joint Project Team updated on a regular basis as to the activities being conducted under the SCG's purview. All decisions of the SCG shall be in accordance with the terms of this Agreement, the Collaboration Agreement and the Quality Agreement, and shall be made on a consensus basis, with the representatives of each party collectively having one vote. If the SCG is unable to resolve a dispute regarding any issue, the SCG shall present such issue to the Joint Project Team for resolution.

                                   ARTICLE 4.
                        ACCEPTABLE CONTRACT MANUFACTURERS

      4.1 Selection and Management of Acceptable Contract Manufacturers. OSI shall be responsible for submitting to the Joint Project Team names of third party manufacturers for the potential performance of some or all of its obligations set forth in Article 2. With such names, OSI shall also provide information about such third party manufacturers sufficient to enable the Joint Project Team to effectively discuss and evaluate the manufacturer. Genentech may, but is not required, to also submit the names of, and sufficient information regarding, third party manufacturers to the Joint Project Team for consideration. The Joint Project Team shall evaluate the desirability of those third party manufacturers and make recommendations to the Joint Steering Committee for a determination. In the event the Joint Project Team, after discussion and evaluation, does not come to a consensus regarding a particular third party manufacturer, OSI shall have the right to directly recommend such manufacturer to the Joint Steering Committee. The Joint Steering Committee shall then approve or disapprove the use of each recommended third party manufacturer; provided that in the case of the approval of third party manufacturers for Clinical Supplies, OSI shall have final decision making authority. If and when a third party manufacturer is approved in accordance with this Section 4.1, it shall become an Acceptable Contract Manufacturer hereunder and OSI may then (once an agreement is executed pursuant to Section 4.2 below) use such Acceptable Contract Manufacturer to perform any of the supply or manufacture obligations herein. The third party manufacturers set forth in Exhibit A hereto shall be deemed Acceptable Contract Manufacturers as indicated therein. For the avoidance of doubt, the manufacturing and supply agreements with these third party manufacturers must be approved by the Joint Project Team in accordance with Section 4.2. OSI shall be responsible for overseeing and managing the relationship with all Acceptable Contract Manufacturers.

      4.2 Negotiation of Contracts with Acceptable Contract Manufacturers. OSI shall prepare, review, negotiate and manage manufacturing and supply agreements for API and Finished Product with Acceptable Contract Manufacturers, provided however that OSI shall provide Genentech with each significant draft of such agreement, and within ** of receipt, Genentech shall comment on such draft and Genentech's input will be taken into consideration during such preparation and negotiation process. In addition, all such manufacturing and supply agreements for API and Finished Product with Acceptable Contract Manufacturers shall be subject to approval by the Joint Project Team or if such approval is not obtained, by referral to the Joint Steering Committee for resolution. If the Joint Steering Committee is unable to resolve the matter (i) in the case of an agreement for Clinical Supplies, ultimate decision making authority shall rest with OSI or (ii) in the case of an agreement for Commercial Supplies, the matter shall be resolved in accordance with Article 16 of the Collaboration Agreement.

      4.3 Contents of Agreements with Acceptable Contract Manufacturers. Each manufacturing and supply agreement for API and Finished Product with an Acceptable Contract Manufacturer shall contain such terms as are necessary and customary for having a third party manufacture, conduct manufacturing validation activities, package, label, store and/or ship, as the case may be, pharmaceutical products. For illustrative purposes, the topics set forth in Exhibit B, attached hereto are generally included in such agreements, although agreements shall vary depending on the relationship and the circumstances.

      4.4 Third Party Supply Agreements to be Separate from Development Agreements. The Parties acknowledge that development activities, such as but not limited to chemical process development, formulation development and analytical development, are outside the scope of this Agreement (although such activities are governed by the Collaboration Agreement) and shall be addressed in agreements separate from the agreements with Acceptable Contract Manufacturers for supply of Licensed Product to be supplied to Genentech hereunder.

      4.5 Genentech as a Third Party Beneficiary in Agreements with Acceptable Contract Manufacturers. OSI shall ensure that each agreement with an Acceptable Contract Manufacturer shall explicitly name Genentech as a third party beneficiary of all of OSI's rights and all of the Acceptable Contract Manufacturer's obligations under such agreement upon written notice to the Acceptable Contract Manufacturer by OSI explicitly stating that Genentech may directly enforce any such rights and obligations. OSI agrees that it shall provide the written notice discussed in the preceding sentence

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

            to an Acceptable Contract Manufacturer promptly following the failure to cure a supply failure and the receipt of an Assumption Notice from Genentech as set forth in Section 6.2 below.

                                   ARTICLE 5.
                        FORECASTING AND SUPPLY PROCEDURES

      5.1 Forecast Due Dates. On **, Genentech shall provide to OSI both a first official Rolling Monthly Forecast and a first Three-Year Forecast. Genentech shall thereafter provide to OSI during the term of this Agreement: (a) an updated Rolling Monthly Forecast on ** or the subsequent business day if ** is a Saturday, Sunday or a holiday on which a majority of banks are closed in New York, NY; and (b) an updated Three-Year Forecast on **, or the subsequent business day if ** is a Saturday, Sunday or a holiday on which a majority of banks are closed in New York, NY. If OSI does not receive a forecast on the date it is due, OSI shall make reasonable efforts to contact the appropriate contacts at Genentech to inquire as to its whereabouts (i.e., an e-mail to the person responsible for providing such forecast, with copies to the Genentech members of the SCG). For Rolling Monthly Forecasts, in the event OSI does not receive a response from Genentech within **, the last Rolling Monthly Forecast received by OSI shall remain in effect.

      5.2 Variances. Genentech will use Commercially Reasonable Efforts in preparing all forecasts provided hereunder to minimize variances between forecasts. As such, Genentech may modify the Clinical Requirements and the Commercial Requirements in each updated Rolling Monthly Forecast only in accordance with the following limitations, unless OSI agrees to a larger variance:

                                       Maximum percentage variance for             Maximum percentage variance for
                                     an aggregate calendar quarter from           an aggregate calendar quarter from
      Number of months                previous Rolling Monthly Forecast         previous Rolling Monthly Forecast
      prior to delivery                    DURING MARKET LAUNCH                          AFTER MARKET LAUNCH
-----------------------------     ----------------------------------------      ---------------------------------------
           **                                     **                                            **

           **                                     **                                            **

           **                                     **                                            **

           **                                     **                                            **


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                                       7

      For the sake of clarity, an example illustrating how the above forecast variances function is attached hereto as Exhibit C.

      Notwithstanding the foregoing limitations, both Parties acknowledge that market conditions, unexpected demand, new science and technology, the economy, and other factors beyond either Party's control, could lead to variances in Commercial Requirements and/or Clinical Requirements beyond those set forth above. In such event, the Parties will discuss such unexpected variances and OSI shall use Commercially Reasonable Efforts to accommodate them.

      5.3 Delivery of Purchase Orders. Beginning no earlier than the filing of the final clinical section of the NDA with the FDA, Genentech shall deliver binding purchase orders for each calendar month to OSI at least three (3) months prior to the requested delivery date, separately requesting Commercial Requirements, Clinical Requirements for Finished Product and Clinical Requirements for Placebo, all in accordance with the amounts provided in the then current Rolling Monthly Forecast. With respect to Clinical Supplies, Genentech shall also provide fully approved labeling requirements for such Clinical Supplies. Each purchase order shall also specify delivery dates and delivery location (CPT (Incoterms 2000) to either Genentech's South San Francisco manufacturing facility or another destination specified by Genentech, but limited to one location per purchase order). Genentech agrees that orders for Commercial Requirements shall be by full case of Finished Product; Clinical Requirements for Finished Product and/or Placebo may be by partial case. The Parties agree that title to the Finished Product shall pass from OSI to Genentech upon the delivery of such Finished Product from OSI to Genentech or Genentech's designated destination. As of the Effective Date, a full case consists of **, although such composition may be changed upon mutual agreement between the Parties.

      5.4 Delivery Dates. OSI shall deliver Finished Product and Placebo in accordance with purchase orders issued by Genentech in accordance with Section 5.3 above. If OSI reasonably expects any delay in shipment to Genentech, it shall promptly inform Genentech of such expected delay, shall immediately update the delivery schedule and shall use Commercially Reasonable Efforts to minimize the delay.

      5.5 Change Orders. If Genentech requests a change to a purchase order after such purchase order is received by OSI, other than to delay the delivery date for the product ordered in such purchase order, OSI shall not be obligated to accommodate such change, but shall use Commercially Reasonable Efforts to do so.

      5.6 Disposition and Invoicing. OSI shall ship the Finished Product and Placebo to Genentech's South San Francisco facility or to such other location as Genentech may specify in the relevant purchase orders. Finished Product and Placebo shall be

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

            delivered CPT (Incoterms 2000) Genentech's South San Francisco, California manufacturing facility (or other delivery location) on the applicable CPT delivery dates specified in the purchase order. OSI shall arrange for the delivery of Finished Product and Placebo using a reliable carrier of its choosing. OSI shall be responsible, and pay third parties directly, for all Outbound Costs to Genentech's South San Francisco, California facility or other delivery location specified in the purchase orders, and Genentech shall be responsible, and pay third parties directly, for all Outbound Costs from Genentech's South San Francisco, California manufacturing or other delivery location under Genentech's control. All Outbound Costs will, however, eventually be shared in accordance with Article 7. OSI shall pack and address Finished Product and Placebo in accordance with the applicable purchase order. OSI will send, with each shipment of the Finished Product and Placebo, as a minimum, OSI's Certificate of Compliance for each Batch and a packing list containing OSI's material description/code, Genentech's purchase order number, OSI's Lot Number and manufacturing date, NDC number, Genentech's Item Number, unit of measure and total quantity delivered per dosage strength. On the day of shipment of the Finished Product and/or Placebo, OSI shall send to Genentech by facsimile a copy of the packing list, invoice, and bill of lading. OSI shall not ship any Commercial Supplies to Genentech until a Quality Agreement has been executed.

      5.7   Inventory Management.

            5.7.1 OSI is responsible for inventory management and manufacturing planning to ensure that the starting materials, API, and tablets are manufactured to meet the forecasted demand. On
                  **, and then within ** after each **, OSI shall provide to Genentech on a ** an inventory report that includes QA status and quantity of all starting materials, intermediates, API, and tablets, a manufacturing plan, and a delivery schedule for Finished Product.

            5.7.2 Within ** after Genentech delivers the Three-Year Forecast to
                  OSI, the Parties, through the SCG, shall use Commercially Reasonable Efforts to establish minimum inventory levels of the following Licensed Product materials: (i) starting materials, (ii) API, (iii) Finished Product maintained by OSI, and (iv) Finished Product maintained by Genentech. Such minimum inventory levels shall be reviewed from time-to-time, but no less than once every **.

      5.8 Shelf Life of Product at Time of Shipment. OSI shall ensure that at the time of shipment to Genentech, and to the extent Genentech does not delay the delivery date of shipment beyond that date specified in the purchase order, any delivered Finished Product shall have at least ** of its shelf life remaining. Notwithstanding the foregoing, in the event the shelf life for Finished Product is less than **, Finished Product delivered shall have at least ** of its shelf life remaining. OSI shall use

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

            Commercially Reasonable Efforts to perform such stability studies as may be required to extend the shelf life for Finished Product periodically (eventually to **) and, in connection with such efforts, OSI shall use Commercially Reasonable Efforts to file any documents as they become available with the FDA that are needed to extend the shelf life of Finished Product beyond the shelf life initially approved by the FDA. Costs to conduct stability studies to extend the shelf life shall be considered Development Costs under the Collaboration Agreement and shall be treated in accordance therewith.

                                   ARTICLE 6.
                                 SUPPLY FAILURES

      6.1 OSI Failure to Comply with Manufacturing Obligations "Triggering Events". In the event of the occurrence of any of the following events (each a "Triggering Event"), the provisions of Section 6.2 shall apply:


            6.1.1 **.

            6.1.2 Other FDA Actions that would Result in Inability to Supply.
                  For the purposes of Section 6.2, it shall be a Triggering Event if the FDA takes actions against OSI or any of its Acceptable Contract Manufacturers that will cause OSI to be unable to supply Finished Product and/or Placebo such that it is reasonably likely that the supply failures set forth in
                  Section 6.1.3 or Section 6.1.4 will occur.

            6.1.3 Material Failure to Supply. For the purposes of Section 6.2, it shall be a Triggering Event if OSI fails to supply Clinical Requirements or Commercial Requirements to Genentech by providing less than ** of the amount set forth in any month's purchase order (to the extent the purchase order was within the allowed variances set forth in Section 5.2).

            6.1.4 Chronic Failure to Supply. For the purposes of Section 6.2, it shall be a Triggering Event if OSI fails to supply Clinical Requirements or Commercial Requirements to Genentech by providing less than ** but more than ** of the amount set forth in ** purchase orders or in any ** purchase orders in any ** (to the extent the relevant purchase orders were within the allowed variances set forth in Section 5.2).

      6.2 Consequences of Failure to Comply with Manufacturing Obligations. If any of the Triggering Events set forth in Section 6.1 above occur, then with respect to the particular formulation of Licensed Product and Placebo at issue (e.g., tablets, IV

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                                       10
            injectable) and without limiting any of Genentech's other rights or remedies in contract, law or equity, the following provisions shall apply (subject to the last sentence of Section 6.1.1):

            6.2.1 Within five (5) calendar days following the occurrence of a
                  Triggering Event, OSI shall submit a remedial plan to the Joint Project Team (or the appropriate subteam designated by the Joint Project Team) setting forth OSI's plan to remedy the supply failure at issue (the "Remedial Plan"). Within forty-eight (48) hours of receipt of a Remedial Plan, the Joint Project Team members shall provide comments to OSI. Within ten (10) calendar days following the occurrence of a Triggering Event, OSI shall submit the Remedial Plan to the Joint Steering Committee and the Joint Steering Committee shall promptly provide comments to OSI. OSI shall implement such Remedial Plan and shall keep the Joint Steering Committee informed as to its progress with a minimum of weekly status reports.

            6.2.2 Following presentation of the Remedial Plan to the Joint
                  Steering Committee as described in Section 6.2.1 above, in the event the Parties agree, or in the event Genentech reasonably believes, that the Remedial Plan will not fully cure the supply failure within ** following the occurrence of the applicable Triggering Event, Genentech shall have the right, but not the obligation, to begin the process of preparing and establishing an alternative source(s) of Licensed Product and/or Placebo. Notwithstanding the foregoing, in order to avoid interfering with OSI's attempts to cure the supply failure at issue, with respect to Licensed Product, during this **, (a) Genentech may not contact DiPharma or Sumika Fine for the purpose of utilizing such Acceptable Contract Manufacturer(s) to manufacture its alternative supply, and (b) with regard to Schwarz Pharma, Genentech may only work with such manufacturer separate and apart from OSI's relationship with such manufacturer. In the event Genentech so decides to begin such process, promptly following notice from Genentech, OSI shall prepare documents to file with the FDA (but only actually file with the FDA at this time if the Parties mutually agree) as may be necessary to 1) convert the NDA to a shared NDA (held jointly by OSI and Genentech) and 2) transfer responsibility for the CMC portion (and only the CMC portion) of the NDA to Genentech. In addition, OSI shall reasonably assist Genentech with any requested technology transfer as set forth in Sections 6.2.4(c)(i) and (ii) below, provided however, that OSI shall not be obligated to engage in any activities that would interfere with its efforts in implementing the Remedial Plan.

            6.2.3 In the event OSI cures a supply failure caused by the occurrence of a Triggering Event within ** following such occurrence, OSI shall retain all of its rights and obligations to supply Licensed Product and Placebo as set forth

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                                       11
                  herein and in the Collaboration Agreement as existed prior to the occurrence of the Triggering Event. In addition, Genentech shall resume acquiring all of its Clinical Supplies and/or Commercial Supplies from OSI to the extent it was so obligated prior to the applicable Triggering Event.

            6.2.4 In the event OSI does not cure a supply failure caused by the occurrence of a Triggering Event within ** following such occurrence, Genentech shall have the right, but not the obligation, to assume some or all of OSI's obligation to supply Licensed Product and Placebo as set forth in, and in accordance with, this Agreement and the Collaboration Agreement by providing notice of such to OSI (an "Assumption Notice"). It is agreed, however, that such right shall expire in the event OSI cures the particular supply failure prior to Genentech providing an Assumption Notice. In the event Genentech provides OSI with an Assumption Notice, the following terms shall apply:

                  (a) Regulatory Documents. If OSI has not done so already, OSI shall promptly file with the FDA such documents as may be necessary to 1) convert the NDA to a shared NDA (held jointly by OSI and Genentech) and 2) transfer responsibility for the CMC portion (and only the CMC portion) of the NDA to Genentech.

                  (b) Acceptable Contract Manufacturers. At Genentech's request, OSI shall promptly provide all applicable Acceptable Contract Manufacturers with notification that Genentech will be assuming all rights and obligations set forth in the agreements with such Acceptable Contract Manufacturers as set forth in Section 4.5 above. Genentech shall thereafter solely manage and oversee the relationship and manufacturing activities at such Acceptable Contract Manufacturers. OSI shall reasonably assist Genentech at the Acceptable Contract Manufacturer(s) site(s) to ensure as smooth of a transition of management and oversight as possible.

                  (c) Technology Transfer. The Parties shall immediately establish and implement a reasonable technology transfer plan between OSI and Genentech to enable Genentech and its third party contract manufacturer(s) to manufacture the applicable API, Finished Product and/or Placebo with minimal interruption in supply requirements. The technology transfer plan shall include: (i) an obligation on OSI (and if requested by Genentech, OSI shall cause its Acceptable Contract Manufacturer(s)) to physically transfer such technology, including without limitation any and all Manufacturing Documentation, to Genentech or its designated contract manufacturer(s),
                        (ii) disclosure of the Manufacturing Process for the API and the API Specifications and/or the Finished Product and Finished Product Specifications, as applicable, to Genentech or the designated contract manufacturer, (iii) specific responsibilities of the Parties in connection with technology transfer and implementation of the Manufacturing Process at the

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                        facility of the contract manufacturer selected by
                        Genentech, (iv) reasonable milestones for the transfer of technology and disclosure of information by OSI and its Acceptable Contract Manufacturer, (v) implementation of reasonable timelines for achieving such milestones, and (vi) criteria for assessing the progress and success of the project as it progresses. Notwithstanding the foregoing obligations relating to Acceptable Contract Manufacturer(s) in subsection (i) and (ii) immediately above, in the event OSI is unable, despite Commercially Reasonable Efforts, to bind an Acceptable Contract Manufacturer in its agreement with such Acceptable Contract Manufacturer to transfer all of the above items and information owned or controlled by such Acceptable Contract Manufacturer to Genentech upon an uncured supply failure, the above noted responsibilities shall only apply to those items and information necessary for the proper equipment validation and transferring of manufacture of API and Finished Product to Genentech or its designated manufacturer. OSI shall use Commercially Reasonable Efforts to complete its responsibilities in a timely manner under and in accordance with such technology transfer plan, provided that, in any event, all items and information discussed above in this subsection shall be provided to Genentech within thirty
                        (30) days following receipt by OSI of an Assumption Notice.

                  (d) License. OSI shall grant, and shall be deemed to grant, at no additional charge, a sublicensable license to Genentech (and its designated contract manufacturer(s)) to make and have made such Licensed Product and Placebo under intellectual property Controlled by OSI. In addition, OSI shall obtain licenses (if any) from the Acceptable Contract Manufacturer(s) or another Third Party necessary for Genentech or such contract manufacturer(s) to make and have made the Licensed Product and Placebo.

                  (e) Cooperation and Assistance. OSI shall (and shall cause its Acceptable Contract Manufacturer to) provide all cooperation and assistance reasonably requested by Genentech to enable it (or the designated contract manufacturer) to assume with as little disruption as reasonably possible, the continued manufacture of the Licensed Product and/or Placebo. Such cooperation and assistance shall be provided in a prompt and timely manner (having regard to the nature of the cooperation or assistance requested).

            6.2.5 OSI Rights After Supply Failure. In the event Genentech assumes manufacturing and supply obligations as set forth in
                  Section 6.2.4, Genentech shall, subject to the following terms, supply any Clinical Requirements OSI may have. OSI shall, ** following such assumption, provide Genentech with

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                  forecasts in accordance with Article 5 above. Notwithstanding the foregoing, the Parties agree that, during any period of a supply shortage, satisfaction of Commercial Requirements shall take precedence over satisfaction of Clinical Requirements, provided that Genentech shall make Commercially Reasonable Efforts to satisfy both Commercial and Clinical Requirements.

            6.2.6 Other Documents and Actions. Each Party shall execute such documents, make such filings or recordings with the FDA or other regulatory agencies, and take other actions and provide such cooperation and assistance as is reasonably necessary, to effectuate the actions invoked in Section 6.2.

            6.2.7 Breach of the Collaboration Agreement. In the event Genentech assumes responsibility for manufacturing Licensed Product pursuant to this Article 6 due to a supply failure, without limiting any other rights or remedies Genentech may have hereunder or under the Collaboration Agreement, and without by implication or otherwise granting Genentech any new rights under this Section 6.2.7, absent other breaches of the Collaboration Agreement that could give rise to termination pursuant to Section 14.2 of the Collaboration Agreement, and absent significant damage to the potential success of the Licensed Product which damage is primarily caused by the circumstances that gave rise to Genentech having the right to assume responsibility for the manufacture of Licensed Product, OSI's failure to supply Licensed Product to Genentech shall not give rise to a termination pursuant to Section 14.2 of the Collaboration Agreement if such failure was caused by factors outside of the control of OSI.

                                   ARTICLE 7.
                           COST OF GOODS MANUFACTURED

      7.1 Costs Incurred Under this Agreement. Except as provided otherwise herein or in the Collaboration Agreement, as approved by the Joint Project Team, all costs incurred by each Party in connection with the performance of its obligations herein, including 100% of the Fully Burdened Manufacturing Costs incurred in the manufacture of API and Finished Product (as per Section B.4.5 of Exhibit B to the Collaboration Agreement), shall be shared (a) in accordance with
            Section 7.1 of, and Exhibit B to, the Collaboration Agreement for costs relating to Commercial Supplies or Clinical Supplies, (b) in accordance with Exhibit A to the Tripartite Agreement for costs relating to Clinical Supplies, or (c) proportioned appropriately between (a) and (b).

            For purposes of clarifying certain provisions contained in Exhibit B to the Collaboration Agreement, either party holding Finished Product and Placebo shall be permitted to charge the collaboration a reasonable and customary charge to compensate it for its logistical product support costs actually incurred. Such costs are not includable in Fully Burdened Manufacturing Costs (per unit or in total) but will be charged to costs of sales under the Collaboration Agreement in the period incurred by such Party. Further, such costs will include direct costs borne by that Party (and

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            not invoiced to a Third Party) for logistics, warehousing, transport, customs clearance and storage of Finished Product. Unless and until the Parties mutually agree otherwise, the Parties will use a ** annual rate (** simple interest rate each quarter) on the average book value of Finished Product and Placebo held during that period by that Party as consideration for the logistical product support costs outlined herein. Such amount is subject to an annual reconciliation, review and adjustment by the Joint Finance Committee.

      7.2 Cost Forecasting. In November of each calendar year, commencing with the first such month following the receipt of results from a successful phase III clinical trial, the JPT will approve a standard cost per tablet to be used for purposes of Genentech purchasing, and OSI supplying and invoicing the collaboration with Finished Product and Placebo, for the following year. Within ninety (90) days following the end of the year, OSI will provide the JPT, for its approval, a final reconciliation of (and any required adjustments to the standard costs used for) its actual Fully Burdened Manufacturing Cost (FBMC) in total and per unit for such period for Finished Product or Placebo, which will be charged or credited to the collaboration (along with associated General And Administrative Costs) in the respective quarter in which such adjustment is approved. In all cases, information on the FBMC standard and actual costs per unit will be provided to the JPT in a level of detail reasonably sufficient to analyze and approve such costs.

      7.3 Limitations. FBMC shall be limited to direct costs of manufacturing by OSI and/or its Acceptable Contract Manufacturer, and will not include any mark-up or profit element in addition to the direct manufacturing costs. To illustrate, FBMC will include only customary amounts of yield losses (i.e. recovery) in the ordinary course of business, will not include any idle capacity charges or costs, will not include any inventory write-offs or failed Batch charges (otherwise includable in Other Operating Income/Expense), nor will it include any carrying charges to compensate for financing and logistical product support costs. Costs incurred by either Party that result from that Party's negligence, recklessness, intentional wrongful acts or negligent or willful omissions shall not be shared pursuant to Section 7.1.

      7.4 Payments. Genentech shall deliver purchase orders for Commercial Requirements and Clinical Requirements to OSI in accordance with
            Article 5 herein. Upon shipment of Commercial Requirements and Clinical Requirements to Genentech, OSI will issue an invoice to Genentech for the established standard FBMC value for such material, with payment terms of ** from the invoice date, payable in US dollars. Genentech will charge the collaboration upon the sale or usage of such Commercial Requirements or Clinical Requirements (as either cost of sales, marketing costs or development costs). OSI will charge the collaboration upon the usage of Clinical Supplies for Joint Project Team approved studies conducted by OSI.

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                                   ARTICLE 8.
                        COMPLAINTS; REGULATORY INQUIRIES

      8.1 Complaints. The Parties shall promptly notify each other of complaints received. The details of such notification, as well as the process by which the Parties shall resolve such complaints, shall be set forth in the Quality Agreement.

      8.2 Notification to Other Party of Regulatory Correspondence. Each Party shall as soon as possible, but in any event within two (2) business days, notify the other Party in writing of, and shall provide the other Party with copies of, any correspondence and other documentation received or prepared by such Party in connection with any of the following events: (i) receipt of a regulatory letter, Warning Letter, or similar item, from the FDA or any other regulatory authority, directed to the manufacture, packaging, and storage of API or Finished Product, or in connection with any general cGMP inspections applicable to any Facility and (ii) any written regulatory comments from the FDA or any other regulatory authority related to the manufacture of API or resulting Finished Product requiring a response or action by a Party.

      8.3 Regulatory Correspondence Requiring a OSI Response. In the event OSI receives any regulatory letter or other written comments from any federal, state or local regulatory authority directed to its manufacture of API or Finished Product requiring a response or action by OSI, including, but not limited to, receipt of a Form 483 (Inspectional Observations) or a Warning Letter, OSI shall work together with Genentech in preparing any response related to OSI's manufacture of API or Finished Product. OSI shall provide Genentech with a copy of each such response for Genentech's review and comment prior to OSI's submission of its detailed written response. OSI shall give all due consideration to any Genentech comments to each such proposed OSI response provided Genentech timely responds.

      8.4 Inspections. In the event any Facility is inspected, or OSI is notified that the Facility(ies) will be inspected; by representatives of any federal, state or local regulatory agency directed to OSI's manufacture of API or Finished Product, OSI shall notify Genentech within one (1) business day after receipt of notice of such inspection, and shall supply Genentech with copies of any correspondence or portions of correspondence which relate to API or Finished Product. The Parties shall meet jointly with the Acceptable Contract Manufacturer as soon as practicable, but in any event prior to the inspection if possible, to discuss an appropriate strategy for the conduct of such inspection. Genentech may send, and upon the request of OSI shall send, representatives to the applicable Facility to participate to the extent OSI is participating (unless the Parties mutually agree to a greater or lesser level of participation) in any portion of such inspection directed to API or Finished Product.

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
                                   ARTICLE 9.
                                    RECALLS

            Each Party shall notify the other promptly (and in any event within two (2) business days of determination or receipt of written notice, as the case may be) if any Batch of Finished Product is the subject of a Recall. As holder of the NDA, OSI shall be primarily responsible for conducting all Recalls; provided however that the Parties shall jointly put together a corrective action plan and timeline and Genentech shall cooperate with OSI as needed in the conduct of the Recall. Except for Recalls necessitated solely by one Party's negligence or willful wrongdoing, the costs incurred by both Parties in conducting the Recall and the costs of replacing the affected API and/or Finished Product shall be shared in accordance with Article 7. In the event the Recall is caused solely by one Party's negligence or willful wrongdoing, such Party shall reimburse the other for all costs and expenses reasonably incurred by such Party with respect to such Recall and shall be solely responsible for the cost of replacing the affected API and/or Finished Product. OSI shall use Commercially Reasonable Efforts to replace any affected Finished Product as soon as possible, but in any event, within ** of the date on which the Recall was effected, unless the Parties agree that market conditions suggest a smaller amount of Finished Product should be provided.

                                  ARTICLE 10.
                       QUALITY; VALIDATION; AUDIT RIGHTS

      10.1 Responsibility for Quality Assurance, Quality Control and Stability. As between Genentech and OSI, OSI shall be primarily responsible for conducting any and all quality assurance, quality control and stability testing of API and Finished Product as is customary in the industry and as may be required by applicable law, including without limitation, such quality assurance and quality control activities set forth in the Quality Agreement and under cGMP. Notwithstanding the foregoing, Genentech shall have the right, but not the obligation, to perform its own testing on samples from any particular Batch of API or Finished Product or any individual shipment of Finished Product, at its own discretion utilizing the analytical methods referenced in the API and/or Finished Product Specifications. Upon written notice from Genentech, OSI shall (a) initiate a transfer to Genentech or its designated third party on a timely basis the validated analytical methods utilized in the API and/or Finished Product Specifications and (b) provide samples from the requested Batches or shipments. Genentech will then conduct or have conducted any testing it performs on the samples using such methods following successful transfer to Genentech or its designated third party. The exchange of such results and any further actions related thereto shall be set forth in the Quality Agreement.

      10.2 Validation of Facility; Utilities and Equipment, and Manufacturing Processes. OSI shall ensure cGMP validation status of the Facilities, the utilities and equipment used

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            in the manufacture of API and Finished Product at the Facilities, as
            well as validation status of all Manufacturing Processes.

      10.3  Audit Rights.

            10.3.1 Audits of OSI. Genentech shall have the right, but not the obligation, to audit OSI's quality control records, quality assurance records, stability records, validation records, and/or Facilities, but only to the extent related to the manufacture, packaging, labeling, storing or shipping of Commercial Supplies and/or Clinical Supplies. Audits of OSI shall be conducted in accordance with the relevant provisions of the Quality Agreement and shall be limited to ** per calendar year. Audits of OSI shall be requested by Genentech in writing in advance, but shall be scheduled by OSI at a mutually convenient time (Genentech generally schedules audits three months in advance). The costs associated with conducting an audit of OSI shall be borne by Genentech, unless material problems are discovered during such audit. For an audit that reveals a material problem, the costs associated with such audits shall be shared by the Parties in accordance with
                  Article 7.

            10.3.2 Audits of Acceptable Contract Manufacturers. Genentech shall have the right, but not the obligation, to participate in audits of OSI's Acceptable Contract Manufacturer's quality control records, quality assurance records, stability records, validation records, and/or Facilities, but only to the extent related to the manufacture, packaging, labeling, storing or shipping of Commercial Supplies and/or Clinical Supplies. Audits of shall be conducted in accordance with the relevant provisions of the Quality Agreement. OSI shall, at its option, have its own representative lead such audit, provided however that such lead may not limit the scope of the audit or lead in a manner that would have a negative impact on the effectiveness of the audit. For routine audits and for initial audits of a particular Acceptable Contract Manufacturer, OSI shall provide minimum notification of three (3) months to Genentech. For other more time sensitive audits (such as for-cause audits), OSI shall provide as much notification to Genentech as is practicable, provided that such notification is at least thirty (30) days.

            10.3.3 Audits of Genentech's Distribution Systems. OSI shall have the right, but not the obligation, to audit Genentech's quality control records, quality assurance records, and/or Facilities, but only to the extent related to the storing or shipping of Commercial Supplies and/or Clinical Supplies. Audits of Genentech shall be conducted in accordance with the relevant provisions of the Quality Agreement and shall be limited to ** per calendar year. Audits of Genentech shall be requested by OSI in writing in advance, but shall be scheduled by Genentech at a mutually convenient time (Genentech generally schedules audits three months in advance). The costs associated with conducting an audit of Genentech shall be borne by OSI, unless material problems are discovered during such audit. For an audit that reveals a

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                   material problem, the costs associated with such audits shall be shared by the Parties in accordance with Article 7.

                                  ARTICLE 11.
                     GENERAL REPRESENTATIONS AND WARRANTIES

      11.1  Genentech. Genentech hereby represents and warrants to OSI that:

            11.1.1 Genentech has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations under this Agreement; and

            11.1.2 to the best of its knowledge after reasonable inquiry,
                   Genentech has a sufficient number of employees with such expertise and experience as is necessary or appropriate to fulfill its obligations set forth in this Agreement.

      11.2  OSI. OSI hereby represents and warrants to Genentech that:

            11.2.1 OSI has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations under this Agreement; and

            11.2.2 to the best of its knowledge after reasonable inquiry, OSI has a sufficient number of employees with such expertise and experience as is necessary or appropriate to fulfill its obligations set forth in this Agreement.

                                  ARTICLE 12.
                         MANUFACTURER PRODUCT WARRANTIES

      12.1  Manufacturer Warranties: OSI hereby warrants to Genentech that:

            12.1.1 to the best of its knowledge after reasonable inquiry, OSI has made Genentech aware of any known hazards involved in handling the API and Finished Product, and will continue to make Genentech aware of such matters in the future;

            12.1.2 to the best of OSI's knowledge after reasonable inquiry, as of the Effective Date, (a) OSI has the legal right to grant Genentech the licenses and transfer the technology set forth in Section 6.2.4 above, (b) OSI has not entered into any obligation that would prohibit OSI from granting the licenses and transferring the technology set forth in Section 6.2.4 above and shall not enter into any obligation in the future that would prohibit OSI from granting such licenses and transferring such technology, and (c) OSI is free to supply to Genentech the Manufacturing Documentation; and

            12.1.3 to the best of its knowledge after reasonable inquiry, the
                   Facilities are and shall be maintained in accordance with cGMP and in such condition as will allow OSI and/or the Approved Contract Manufacturers to manufacture the

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                  API and/or Finished Product and in compliance with and
                  conformance to cGMP and the API Specifications and/or the Finished Product Specifications.

      12.2 Product Warranties by OSI. OSI hereby warrants to Genentech that the Finished Product, at the time of delivery to Genentech, shall:

                  (a)   conform to the Finished Product Specifications;

                  (b) be manufactured in compliance with the requirements of cGMP;

                  (c) be manufactured in compliance with the requirements of all applicable national, state and local laws, ordinances and governmental rules and regulations of the United States;

                  (d)   complies with OSI's standard operating procedures; and

                  (e) be transferred free and clear of any liens or encumbrances of any kind to the extent arising through or as a result of the acts or omissions of OSI, its Affiliates or their respective agents.

                                   ARTICLE 13.
                                    INSURANCE

      13.1  Insurance. Upon the signing of this Agreement, OSI shall maintain:

            13.1.1 COMMERCIAL GENERAL LIABILITY insurance, including contractual liability, in the minimum amount of ** each occurrence combined single limit for bodily injury and property damage ("CGL") with an annual aggregate of **. This insurance shall include completed operations coverage; and

            13.1.2 PRODUCTS LIABILITY insurance, including contractual liability, with a minimum limit of ** each occurrence combined single limit for bodily injury and property damage with an annual aggregate of ** ("Products Liability").

            13.1.3 Prior to first shipment of Commercial Supplies to
                   wholesalers, OSI will increase their limits for the following insurance: (a) the Commercial General Liability insurance, including contractual liability, shall be increased to a minimum amount of ** each occurrence combined single limit for bodily injury and property damage ("CGL") with an annual aggregate of **), and (b) the Products Liability insurance, including contractual liability, shall be increased to a minimum limit of ** each occurrence combined single limit for bodily injury and property damage with an annual aggregate of ** ("Products Liability").

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      13.2  Special Requirements.

            13.2.1 Genentech shall be named as additional insureds under the above insurance policies.

            13.2.2 Occurrence Forms. The insurance policies shall be carried under an occurrence form. However, if the insurance policies, specifically the CGL and/or Products Liability policies are written on a "claims-made" policy form, then the CGL and/or Property insurance coverage(s) shall be maintained by OSI for at least five (5) years following termination of this Agreement.

            13.2.3 The CGL insurance shall provide coverage for API and Finished
                  Product in OSI's care, custody and control.

            13.2.4 Each of the above insurance policies shall be primary insurance as respects OSI's participation under this Agreement.

            13.2.5 All of the above insurance coverage shall be maintained with an insurance company or companies having an A.M. Best's rating of ** or higher.

            13.2.6 Each Party reserves the right (a) to reasonably require the other Party to carry additional insurance coverage and/or carry higher limits of coverage (at such amounts to be agreed upon by the Parties) if material terms of this Agreement change such that Genentech and not OSI would be manufacturing and supplying Licensed Product and/or, in either Party's reasonable opinion, the other Party's operations by or on behalf of itself or its third party manufacturer create higher than normal hazards, and (b) to reasonably require to name additional parties in interest as additional insureds.

      13.3 Notice of Insurance. Within thirty (30) days from the execution of this Agreement, OSI shall provide Genentech a certificate insurance reflecting the above requirements. Renewal certificates shall continue to be provided throughout the term of this Agreement, and in case of cancellation, non-renewal and/or material change, a thirty (30) day written notice shall be provided to Genentech.

                                   ARTICLE 14.
                                TERM; TERMINATION

      14.1 Term. The term of this Agreement (the "Term") shall commence on the Effective Date and shall continue until such time as the Collaboration Agreement is either terminated or expired.

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      14.2  Survival. If Section 6.2.4(d) was invoked prior to the termination of this Agreement, then the rights and licenses granted thereunder shall survive the termination or expiration of this Agreement. In addition, to the extent OSI had not already secured any needed licenses from Acceptable Contract Manufacturers and/or Third Parties, it shall promptly do so, but OSI shall not be obligated to secure additional licenses on an ongoing basis once such initial licenses have been obtained. Notwithstanding the foregoing, in the event OSI terminates the Collaboration Agreement pursuant to Section
            14.2 of the Collaboration Agreement, then this Section 6.2.4(d) shall survive termination of this agreement only to the extent necessary for Genentech to fulfill its obligations under Section 14.2(c) of the Collaboration Agreement, and in the event Genentech terminates the Collaboration Agreement pursuant to Section 14.4 of the Collaboration Agreement, Section 6.2.4(d) shall not survive termination of this Agreement.

                                   ARTICLE 15.
                                  MISCELLANEOUS

      15.1 Counterparts. This Agreement and any amendment hereto may be executed in any number of counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument. This Agreement shall be effective upon full execution by facsimile or original, and a facsimile signature shall be deemed to be and shall be as effective as an original signature.

      15.2 Injunctive Relief. Both Parties agree that the breach of certain obligations under this Agreement would cause irreparable harm to the other Party and that monetary remedies would be inadequate in the event of breach. Without limiting the generality of the foregoing sentence, the Parties specifically agree that a breach by OSI of
            Section 6.2.4 would cause irreparable harm and Genentech, upon such breach, shall be entitled to the granting of equitable relief in the form of specific performance with respect to Section 6.2.4.

      15.3 Collaboration Agreement Governance and Preference. The Parties agree that all terms of the Collaboration Agreement shall continue to govern all activities, rights and obligations set forth in this Agreement and shall apply, to the extent relevant, to all activities, rights and obligations set forth in this Agreement. (By way of example, but without limiting the applicability of all Collaboration Agreement provisions, a delay in the performance of obligations hereunder that was caused by an act of God would be subject to the terms of Section 17.5 of the Collaboration Agreement). Notwithstanding the foregoing, in the event of any conflict between the provisions of this Agreement and the Collaboration Agreement, the provisions of this Agreement shall control. In addition, the terms of this Agreement shall prevail in the event of a conflict between this Agreement and the Quality Agreement, unless the term at issue in the Quality Agreement explicitly states that it is to take precedence over the terms of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date.

GENENTECH, INC.                        OSI PHARMACEUTICALS, INC.

By: /s/ Susan D. Hellmann              By: /s/ Robert L. Van Nostrand
    ---------------------------------      -------------------------------------

Name: Susan D. Hellmann                Name: Robert L. Van Nostrand

Title: President, Product Development  Title: Vice President and Chief Financial
                                              Officer

Date: June 7, 2004                     Date: June 4, 2004

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

                                    EXHIBIT A

                PRE-DESIGNATED ACCEPTABLE CONTRACT MANUFACTURERS

      The following third party manufacturers shall be deemed Acceptable Contract Manufacturers for Clinical Supplies as of the Effective Date:

      Name                           Facility Address          Responsibilities
---------------------------------   ------------------        ------------------
Dinamite Dipharma S.p.A.                     **                       **
Raylo Chemicals Inc.                         **                       **
Sumika Fine Chemicals Co. Ltd.               **                       **
Schwarz Pharma AG                            **                       **
McKesson HBOC BioServices                    **                       **
Cardinal Health Clinical Services            **                       **
Cardinal Health
Pharmaceutical Development                   **                       **
SSCI Inc.                                    **                       **
F. Hoffmann-La Roche Ltd                     **                       **


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**  This portion has been redacted pursuant to a confidential treatment request.

      The following third party manufacturers shall be deemed to be Acceptable Contract Manufacturers for Commercial Supplies as of the Effective Date:

                Name                       Address                  Responsibilities
------------------------------------  -----------------     -------------------------------
Dinamite Dipharma S.p.A.                      **                         **
Sumika Fine Chemicals Co. Ltd.                **                         **
Schwarz Pharma A.G.                           **                         **
Cardinal Health Packaging Services            **                         **
Cardinal Health
Pharmaceutical Development                    **                         **
SSCI Inc.                                     **                         **
F. Hoffmann-La Roche Ltd                      **                         **

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**  This portion has been redacted pursuant to a confidential treatment request.

                                   EXHIBIT B

     TOPICS GENERALLY INCLUDED IN AGREEMENTS WITH THIRD PARTY MANUFACTURERS

                           (FOR ILLUSTRATIVE PURPOSES)

-     supply and shipping of API and Finished Product;

- quality control, analytical methods, QA Batch release and documentation of API and Finished Product; and

-     prior written approval of OSI for significant deviations (1);

-     administration of material transfers between Acceptable Contract
      Manufacturers;

- providing and subsequently reviewing and approving any change in the specifications, methods, processes and/or procedures set forth in the Quality Agreement or Acceptable Contract Manufacturers' Drug Master File

- cooperation and assistance by Acceptable Contract Manufacturers to secure regulatory approval of such manufacturers as suppliers of Licensed Product;

- providing forecasts of quantity requirements and firm orders to Acceptable Contract Manufacturers (which shall reflect Genentech's forecasts and purchase orders described herein);

- record keeping including maintaining copies of appropriate certificates of analyses and manufacturing Batch records;

- audit rights with respect to Acceptable Contract Manufacturers, including but not limited to inspecting Acceptable Contract Manufacturers' facilities and records to verify compliance with obligations and statutory and regulatory requirements (including those with respect to which OSI is subject);

--------------------
     (1) Significant deviations such as: Operations outside of validated limits and/or license requirements; Process discrepancies that adversely impact other product process steps, lots or products; Process discrepancies that potentially adversely impact a released lot, whether distributed or not; Suspected introduction of adventitious agents/contaminants into API or Finished Product intended for human use; Pattern of out of trend analytical results; Use of expired or out-of-limit components; Evidence of unsuitability of equipment used; Product reprocessing/reworking outside of pre-approved manufacturing instructions; Repetition of product processing steps outside of pre-approved manufacturing instructions; Evidence of unsuitability of facilities/utilities used; Potential product recalls; Significant adverse trends relating to customer complaints, non-conforming material, and GMP compliance issues; Environmental Monitoring failures.

- right to direct activities and to be present at Acceptable Contract Manufacturers' manufacturing facilities;

- reviewing and approving product labeling and packaging for Commercial Requirements and Clinical Requirements, including, without limitation, with respect to regulatory requirements;

- administering payment procedures such that (A) Acceptable Contract Manufacturers are being paid on a timely basis and (B) costs and expenses under the Agreement are properly dealt with under Exhibit B to the Collaboration Agreement;

- assurances that the Acceptable Contract Manufacturers shall not manufacture, either for commercial supply or clinical supply, for itself or any Third Party, any hazardous or extremely potent compound or composition of matter which may put at risk the manufacturer's obligations to manufacture and supply API or Finished Product; and

- such other rights and obligations as may be requested to be included in such agreement by the JPT and/or JSC.

                                    EXHIBIT C

                         FORECAST VARIANCE ILLUSTRATION

During Market Launch:

Forecast 1 is issued on **:

Annual Rolling Monthly Forecast is for **

Three Year Forecast is issued for **

Forecast 2 is issued on **

Forecast is for **

Three Year Forecast issued for **

Forecast 3 is issued on **

Forecast is for **

Forecast 4 is issued on **

Forecast is for **

      On **, aggregate Firm PO's written in ** for deliveries in ** and ** match aggregate Forecast 2 for ** by **.

      On **, aggregate from ** in Forecast 2 matches aggregate from ** in Forecast 1 by **.

      On **, aggregate from ** in Forecast 2 matches aggregate from ** year Forecast issued on ** by **.

      On **, aggregate from ** in latest ** year Forecast issued in ** matches aggregate from ** year Forecast issued on ** by **.

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**  This portion has been redacted pursuant to a confidential treatment request.